UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 22, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (which requires any issuer listed on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Pursuant to the requirements of the articles of association of the Company and the Rules for the Board of Directors (董事會議事規則) and as convened by Mr. Liu Shaoyong, the Chairman, the 36th ordinary meeting of the fifth session of the board of directors of the Company was held on 19 March 2010 at Shanghai International Airport Hotel.

Mr. Liu Shaoyong as the Chairman, Mr. Li Jun as the Vice Chairman, Mr. Ma Xulun, Mr. Luo Zhuping as directors of the Company, Mr. Wu Baiwang, Mr. Xie Rong, Mr. Sandy Ke-Yaw Liu and Mr. Wu Xiaogen as independent non-executive directors of the Company, attended the meeting. Mr. Luo Chaogeng, as director, authorised Mr. Luo Zhuping, as director, to vote for him in favor of the resolutions. Mr. Ji Weidong, as independent non-executive director, authorised Mr. Xie Rong, as independent non-executive director, to vote for him in favor of the resolutions.

Directors of the Company (the “Directors”) present at the meeting confirmed that they had received the notice of the board meeting and relevant information prior to the meeting. Mr. Xu Zhao, Mr. Feng Jinxiong and Mr. Liu Jiashun as supervisors of the supervisory committee of the Company, Mr. Tang Bing as the vice president of the Company and heads of the relevant departments of the Company also attended the meeting as observers. The quorum of Directors (including proxies) present at the meeting complied with the relevant requirements under the articles of association of the Company and the Rules for the Board of Directors (董事會議事 規則). The meeting was legally and validly held.

The meeting was chaired by Mr. Liu Shaoyong, the Chairman. After thorough discussion, the Directors present at the meeting considered and unanimously approved the following resolutions:

1.
The resolution on the appointment of members of the Audit and Risk Management Committee was considered and passed, and it was agreed that Hu Honggao and Zhou Ruijin ceased to be the members of the Audit and Risk Management Committee, while Wu Xiaogen and Ji Weidong were appointed to serve as the members of the Audit and Risk Management Committee, and Xie Rong still serves as the Chairman of the Audit and Risk Management Committee, for a term expiring upon the expiry of the current session of the Board of Directors.

2.
The merge of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed and the “Working Rules of the Nomination and Remuneration Committee” (《提名與薪酬委員會工作細則》) was passed. (For details, please refer to the website of Shanghai Stock Exchange: www.sse.com.cn)

3.
The resolution on the appointment of the composition of the Nomination and Remuneration Committee was considered and passed, and Liu Shaoyong, Sandy, Ke-Yaw Liu and Ji Weidong were appointed to composite the Nomination and Remuneration Committee of the fifth session of the Board, and Liu Shaoyong serves as the Chairman of the Nomination and Remuneration Committee, for a term expiring upon the expiry of the current session of the Board of Directors.

4.
The resolution on the appointment of the composition of the Aviation Safety and Environment Committee was considered and passed, and Ma Xulun, Sandy, Ke-Yaw Liu and Wu Xiaogen were appointed to composite the Aviation Safety and Environment Committee of the fifth session of the Board, and Ma Xulun serves as the Chairman of the Aviation Safety and Environment Committee, for a term expiring upon the expiry of the current session of the Board of Directors.

5.	The resolution on the signing of “Media Resources Cooperation Agreement” (《媒體資源合作協議》) with Eastern Aviation Advertising Co, Ltd (東方航空傳媒有限公司) was considered and passed.

This resolution related to connected transaction of the Company. The Directors present at the Meeting have considered the opinions from the independent directors. Liu Shaoyong and Li Jun, being the Directors who were related to the subject matter, have abstained from voting at the Meeting. The Directors voting at the Meeting unanimously considered that such transactions are connected transactions of the Company in ordinary business course and are under normal commercial terms, and that the terms of the agreement are fair and reasonable and are in the interest of the Company and all shareholders as a whole.

The aforesaid “Media Resources Cooperation Agreement” is yet to be signed and the Company will discharge its obligation of information disclosure in a timely manner pursuant to the Listing Rules upon signing of the Agreement.

6.
The resolution on the establishment of Shanghai Airlines Ltd. (上海航空有限公司) was considered and passed, and it was agreed that Shanghai Airlines Co., Ltd would establish a wholly-owned subsidiary, Shanghai Airlines Ltd. (上海航空有限公司), with a registered capital of RMB500 million, of which RMB150 million are in the form of cash and RMB350 million are the injection of relevant net assets after evaluation.

By order of the board of Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
19 March 2010